

Mail Stop 7010

February 21, 2007

via U.S. mail and facsimile

Ralph E. Faison
President and Chief Executive Officer
Andrew Corporation
3 Westbrook Corporate Center, Suite 900
Westchester, Illinois 60154

> **RE: Andrew Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 13, 2006**
> **Form 10-Q for the Fiscal Quarters Ended December 31, 2006**
> **File No. 1-14617**

Dear Mr. Faison:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 22

1. In future filings, please expand/revise the discussion of your results of operations on a consolidated basis and at the reportable segment level for each period presented in your annual and quarterly periodic filings. Provide a more comprehensive analysis of the factors that impacted sales, gross profit margin, and operating expenses, ensuring that you sufficiently explain why an event or transaction has occurred and is impacting the specific line item. In addition you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:

   • You state that the largest growth areas contributing to antenna and cable's increased sales were Europe, Middle East and Africa (EMEA) followed by Asia-Pacific and North America. However you provided no insight as to why these areas grew during the year, including whether you expected this trend to continue in the future. In addition, you also note that the largest product line increases were in the coaxial cable and microwave antenna product lines without any explanation as to why. Similar lack of analysis occurred for each of your reportable segments.

   • We note your statement on page 24 that Chinese operators slowed their investment in wireless infrastructure in fiscal year 2005 in anticipation of the issuance of 3G licenses in fiscal year 2006. However, you did not indicate the impact this had on your sales or gross profit margins quantitatively. Furthermore, you did not disclose whether the 3G licenses were in fact issued in fiscal year 2006, whether the Chinese operators began focusing on their investment in wireless infrastructure, and whether there was an associated positive or negative impact on sales and gross profit margins.

   • With regards to your lowest gross profit margin segment, satellite communications, you state each of the factors contributing to the continued decrease in gross profit margin. However, you do not explain:

      o Why the DTH satellite products per unit manufacturing costs increased, including how you intend to address the issue and if you expect the costs to continue to increase in the future; and

      o The cause for the additional costs for a long-term customer contract.

     Furthermore, you should quantify the impact of each of these three factors.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that need to have further analysis throughout your current discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Critical Accounting Policies, page 31

Goodwill, page 32

2. We note that you estimate the fair value of your reporting units using both discounted cash flows and comparable businesses. Please disclose how you weight each of these methods, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please disclose a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently. Refer to Sections 501.12.a. and 501.14 of the Financial Reporting Codification for guidance.

3. We note that you have concluded none of the carrying values of your reporting units exceeded its estimated fair value during any of the periods presented. We further note that Base Station Subsystems and Satellite Communications have each reported operating losses for at least fiscal years 2006 - 2003. Given the substantial amount of goodwill allocated to these segments, it would appear that you should have provided investors with detailed explanations as to how the estimated fair values for each reporting unit continued to exceed the carrying value. In addition, you should disclose the amount of headroom between the estimated fair value and carrying value for each reporting units within these operating segments, including the amount of goodwill at-risk for impairment for each of these reporting units. Refer to Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification for guidance.

4. We note that you have disclosed you used discount rates ranging between 13-14% in fiscal year 2006 to estimate discounted cash flows. In addition, please also disclose the other material assumptions you are making in estimating discounted cash flows, such as revenue growth rates, profit margins, terminal year growth rate, etc. Also, disclose the impact of a 1% change in the material assumptions used to estimate the fair value of the corresponding reporting units on the amount of headroom. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

1. Summary of Significant Accounting Policies, page 39

Goodwill, page 41

5. We note that you have identified your five operating/reportable segments as your reporting units for purposes of testing goodwill for impairment. Please provide us with your analysis of paragraph 30 of SFAS 142, as it is unclear why you are not testing goodwill for impairment at a level below your operating segments (i.e., at the product line level and/or geographic level) for SFAS 142 purposes. In this regard, please address each of the following:
   - Tell us how the "segment managers" of your operating segments manage their respective segments. Specifically, tell us the types of information / reports that they review to manage their respective businesses, including the level of financial information used to manage the operating segment.
   - If the segment managers of your operating segments do review financial information at a level below the operating segment level (i.e., a component) and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination based on the guidance in EITF No. 98-3.
   - If you believe each of the components for each of your operating segments can be aggregated, provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the operating segment level in accordance with paragraph 30 of SFAS 142 and EITF Topic D-101.
   - Please provide us with an organizational chart that includes the level of personnel below your "segment managers" of your operating segments, whether it is at the business line, geographic, or some other level.

   Finally, if you subsequently determine that your reporting units are a level below your operating segments, please revise your goodwill impairment tests for each period presented. Please provide us with the results of such tests.

7. Restructuring and Integration, page 52

6. We note that you recognized $7.7 million for restructuring charges in fiscal year 2006. On page 26, you state that these charges relate to acquisition integration, streamlining operations and other cost-cutting initiatives. Your footnote disclosures regarding your restructuring activities indicate that the majority of your restructuring activities were part of purchase accounting for acquisitions. In addition, the rollforwards of the restructuring accruals in your footnote disclosures indicate minimal impact to your consolidated statement of operations. As such, please revise your footnote disclosures in future filings to address the following:
   - The components of the $7.7 million restructuring charge;
   - The facts and circumstances leading to the restructuring activity;
   - The actual or expected completion date;

- A description of each major type of cost associated with the activity/plan, including (a) the total amount expected to be incurred; (b) the amount incurred during the year; and (c) a reconciliation of the beginning and ending liability balances;
- For each reportable segment, the total amount of costs expected to be incurred in connection with the activity/plan and the amount incurred in the period;
- Within MD&A include a discussion of the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans, including quantification of these effects and when they were or are expected to be realized.

Please note that a separate presentation of the above information should be made for each material exit plan. Refer to SFAS 146 and SAB Topic 5:P.4 for guidance. Please provide us with the disclosure you intend to include in future filings.

8. Income Taxes, page 54

7. We note during the fourth quarter of fiscal year 2006, you recognized a full valuation allowance against your remaining net U.S. deferred tax assets in the amount of $83.4 million due to "several significant developments which occurred during the fourth quarter of fiscal year 2006." Considering the significant impact this charge had on your results, it is unclear why you did not provide a comprehensive discussion regarding this charge within your footnotes and within MD&A. Please provide us with the following:
    - A detailed explanation of each of the factors that occurred during the fourth quarter of fiscal year 2006 that led to such a material charge.
    - What you mean by the statement, "$70.2 million of which is an adjustment to the beginning of year valuation allowance as a result of changes of circumstances which caused a change in judgment regarding the realizability of the net U.S. deferred tax assets."

    As part of your response, please tell us how you intend to revise your disclosures in future filings with regard to the fourth quarter of fiscal year 2006 and the first quarter of fiscal year 2007 charges to recognize a full valuation allowance on your net US and Italian deferred tax assets.

8. We note from page 56 that the valuation allowance increased $110.3 million for fiscal year 2006, of which you state $83.4 million relates to net U.S. deferred tax assets. However, in comparing the composition of the fiscal year 2005 $49.2 million valuation allowance disclosed in your September 30, 2005 Form 10-K to the fiscal year 2006 $159.4 million valuation allowance, it is unclear how $83.4 million relates to net U.S. deferred tax assets, as it appears you increased the valuation allowance for foreign net operating losses and tax credit carryforwards by $31.9 million. Please advise. Finally, we note that $7.4 million of the increase in the valuation allowance

was "charged to other accounts." Please tell us where the $7.4 million was recognized on the consolidated financial statements and why you believe such classification is appropriate.

9. Commitments and Contingencies, page 57

9. In future filings, please provide a reconciliation of the changes in your warranty reserve for the reporting period (i.e., for the three years presented). Refer to paragraph 14.b. of FIN 45 for guidance.

Item 9A. Controls and Procedures, page 69

10. We note your statement that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures "were effective as of September 30, 2006 in providing reasonable assurance that information required to be disclosed by the company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

Note 11. Sale of Assets, page 13

11. We note that you intend to exercise a conversion option related to a previous note receivable to acquire a 30% equity ownership interest in Andes, the company acquiring your Yantai, China facility. Please tell us how you intend to account for this transaction and how you intend to value the equity interest, including the authoritative literature that supports your accounting.

Note 16. Segment, page 15

12. We note your disclosure on page 4 of your 2006 Form 10-K that beginning in fiscal
    year 2007 you intend to change your reportable segments from the current five to
    two: Antenna and Cable Products and Wireless Network Solutions. You state that
    the change is due to the implementation of a new organizational structure for your
    product groups and the streamlining of your executive team. However, your
    disclosure in this footnote indicates that you manage your business in two operating
    groups, which are comprised of five reportable segments. Please confirm that you
    have five reportable segments as defined by paragraph 16 of SFAS 131 and that you
    will continue to disclose the information required by paragraphs 25-28 of SFAS 131
    for each of the five reportable segments in your periodic filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Results of Operations, page 17

13. We note that you recognized a $4.8 million restructuring charge for employee
    severance due to a reduction in force at your filter production facilities in Italy. We
    also note that the reduction in force is due to your decision to outsource the filter
    production to Elcoteq. In future filings, please disclose the reasons why you decided
    to outsource your filter production in Italy. In addition, disclose the reasonably likely
    material effects on future earnings and cash flows resulting from the restructuring
    plans, including quantification of these effects and when they were or are expected to
    be realized.

14. To the extent practical, please quantify the impact of each factor when multiple
    factors contribute to fluctuations in income from continuing operations in future
    filings. For example, in your discussion of antenna and cable products sales, you
    attribute the increase to (1) price increases; (2) sales growth in coaxial cable and base
    station antennas; (3) sales growth in microwave antennas; and (4) the acquisition of
    Precision Antennas Ltd without quantifying to allow an investor to understand the
    impact each factor had. Refer to Items 303 (a)(3)(i) and 303 (a)(3)(iii) of Regulation
    S-K and the Instructions 2 and 4 to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 20

15. In future filings, please provide a complete explanation regarding the material items impacting your liquidity. For example, your explanation that the 9 day increase in DSO is due to increased sales from the Asia Pacific and EMEA regions does not fully explain to investors how the increase in sales results in increased DSO. In addition, your explanation for the increase in inventory does not fully explain why the transition from one facility to another would require you to increase your inventory levels. Furthermore, you do not address the fact that you now have increased inventory levels during a period when sales are seasonally weaker.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief